Results of the Special Shareholder Meeting (unaudited)

A special meeting of the shareholders of the Trust was held on January 31, 2002.

The matters voted on by the shareholders of record as of December 14, 2001. Results of the shareholders vote at the meeting were as follows:

1. To approve the Agreement and Plan of Reorganization
(the Reorganization Plan).  Under the Reorganization Plan,
(i) all or substantially all of the assets and all of the liabilities of the Universal Fund would be transferred to Oak Ridge Large Cap Equity Fund; (ii) each shareholder of the Universal Fund would receive Class A shares of Oak Ridge Large Cap Equity Fund in an amount equal to the value of such persons holding in the Universal Fund;
and (iii) the Universal Fund would then be liquidated and terminated.

	  For		Against		Abstain
 	331,916		15,287		  5,430